Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 10, 2004	September 12, 2003
Income from continuing operations before income taxes and minority interest (1)	$455	$263
Loss (income) related to equity method investees	37	1

	492	264
Add/(deduct):
Fixed charges	115	128
Interest capitalized	(10)	(18)
Distributed income of equity method investees	6	17
Minority interest in pre-tax loss	30	20

Earnings available for fixed charges	$633	$411

Fixed charges:
Interest expensed and capitalized (2)	$79	$95
Estimate of interest within rent expense	36	33

Total fixed charges	$115	$128

Ratio of earnings to fixed charges	5.5	3.2

(1)	Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: equity in losses of $28 million, an operating loss of $61 million, and net earn-out payments received of $28 million for the thirty-six weeks ended September 10, 2004; and an operating loss of $104 million for the thirty-six weeks ended September 12, 2003.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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